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                          November 16, 2020

       Chad N. Boudreaux
       Executive Vice President and Chief Legal Officer
       Huntington Ingalls Industries, Inc.
       4101 Washington Avenue
       Newport News, VA 23607

                                                        Re: Huntington Ingalls
Industries, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed November 10,
2020
                                                            File No. 333-250004

       Dear Mr. Boudreaux:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                                                        Please contact Edward
M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Erika L. Robinson, Esq.